1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 30, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
2009 FIRST QUARTERLY REPORT

1	IMPORTANT NOTICE

1.1

The board of directors (the "Board"), the supervisory committee, the directors, supervisors and senior management of Aluminum Corporation of China Limited (the "Company") guarantee that this report contains no false representation, misleading information or material omission. All of them jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2

Of the 9 directors of the Company (the "Directors") eligible to attend the Board meeting, 7 Directors attended in person. Mr. Xiao Yaqing and Mr. Chen Jihua, were unable to attend the meeting due to personal engagement and appointed Mr. Kang Yi and Mr. Zhu Demiao to attend and vote on their behalf at the absolute discretion of Mr. Kang and Mr. Zhu, respectively.

1.3	The financial report of the Company in this first quarterly report has not been audited.

1.4

Mr. Luo Jianchuan, Person-in-charge of the Company, Mr. Chen Jihua, Person-in-charge of Accounting, and Ou Xiaowu, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	COMPANY PROFILE

2.1	Principal financial data and indicators

Currency: RMB

			Change from
	The end of	The end of the	the end of the
	reporting period	pervious year	previous year
			(%)

Total assets (Thousand RMB)	132,605,342.00	135,527,517.00	-2.16
Owner's equity (or Shareholders' equity)
(Thousand RMB)	53,113,064.00	54,998,482.00	-3.43
Net assets per share attributable to
shareholders of the Company (RMB)	3.93	4.07	-3.44

	From the beginning	Changes from
	of year to the end of	the same period
	reporting period	last year
		(%)

Net cash flow from operating activities (Thousand RMB)	-45,947.00	92.35
Net cash flow per share generated from
operating activities (RMB)	-0.0034	92.35

		From the	Changes
		beginning of year	from the
	The reporting	to the end of	same period
	period	reporting period	last year
			(%)

Net profit attributable to
shareholders of the Company
(Thousand RMB)	-1,889,001.00	-1,889,001.00	-250.80
Basic earnings per share (RMB)	-0.1397	-0.1397	-250.80
Basic profit per share after
extraordinary items (RMB)	-0.1552	-0.1552	-271.65
Diluted earnings per share (RMB)	-0.1397	-0.1397	-250.80
Return on net assets
(fully diluted) (%)	-3.56	-3.56	Decreased
			by 5.58
			percentage
			points
Return on net assets after
extraordinary items
(fully diluted) (%)	-3.95	-3.95	Decreased
			by 5.93
			percentage
			points

Deducting the gain or loss arising from extraordinary items:

Amount from the
beginning of the
year to the end of
Extraordinary items	reporting period
(Thousand RMB)

Profit and loss from disposal of non-current assets	527
Government subsidies included in the profit and
loss of the period, but excluding government
subsidies closely related to the ordinary business
of the Company and are of fixed amount or
fixed quantity in accordance with the
State's unified standards	21,281
Except for the hedging business that was related to the
ordinary business of the Company, the fair value gains
or losses arising from held-for- trading financial assets
and liabilities and investment income from
disposing held-for-trading financial assets and
liabilities and available for sales financial assets	236,775
Separate test for impairment of receivables
back to the impairment	297
Other non-operating income/expenses
other than above items	26,259
Minority interest effect of extraordinary items	-18,104
Income tax effect of extraordinary items	-57,028

Total	210,007

2.2	Number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Total number of shareholders as at the end of reporting period	711,505

The top ten shareholders of tradable shares not subject to trading moratorium

	Number of tradable
	shares not subject
	to trading moratorium
Name of shareholders	held as at the end
(in full)	of reporting period	Class of share

HKSCC Nominees Limited	3,929,514,582	Overseas listed
		foreign shares
China Cinda Assets Management	900,559,074	RMB denominated
Corporation		ordinary shares
China Construction Bank Corporation	709,773,136	RMB denominated
		ordinary shares
China Development Bank	554,940,780	RMB denominated
		ordinary shares
Guizhou Provincial Materials	76,700,000	RMB denominated
Development and Investment		ordinary shares
Corporation
Guangxi Investment Group Co., Ltd.	47,340,527	RMB denominated
		ordinary shares
Industrial and Commercial Bank	20,459,593	RMB denominated
of China - Shanghai 50 ETF		ordinary shares
Securities Investment Fund
Bank of China - Harvest Shanghai	12,331,886	RMB denominated
Shenzhen 300 Index Securities		ordinary shares
Investment Fund
Industrial and Commercial Bank of	10,749,913	RMB denominated
China - Invesco Great Wall		ordinary shares
Selected Blue Chip Equity Securities
Investment Fund
Agricultural Bank of China - Dacheng	8,614,130	RMB denominated
Innovation Growth Mixed Securities		ordinary shares
Investment Fund

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.

Net accounts receivable increased by 114% from the beginning of the year, mainly due to the outstanding receivables of RMB1.4 billion for sales of aluminum ingots in state reserve aluminum ingots business.

2.	Bills receivable decreased by 59% from the beginning of the year, mainly due to payment of daily purchases.

3.	Other current liabilities decreased by 38% from the beginning of the year, mainly due to the repayment of short-term debenture of RMB2 billion.

4.	Deferred income tax asset increased by 40% from the beginning of the year, mainly due to deferred income tax assets charged for loss during the period.

5.	Prepayments increased by 48% from the beginning of the year, mainly due to prepayment for electricity tariff and raw materials during the period.

6.	Bills payable increased by 164% from the beginning of the year, mainly due to the issue of bank's acceptance bills for payment of purchases during the period.

3.2	Significant events and their effect and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period of last year and the reason thereof

Applicable	Not Applicable

3.5	Implementation of cash dividend policy during the reporting period

The dividend policy of the Company

According to the Articles of Association of the Company, the Company considers the lower of the sum of current period net profit and opening retained earnings of the financial statements derived under the PRC Accounting Standards for Business Enterprises and related regulations and the sum of current period net profit and opening retained earnings determined under the Hong Kong Financial Reporting Standards, net of allowance for statutory surplus reserve for the current period, as the maximum limit in profit distributable to shareholders for the current year.

According to the dividend policy of the Company, the dividend usually represents 35% of the net profit of the Company.

Aluminum Corporation of China Limited
Legal representative: Xiao Yaqing
30 April 2009

4	APPENDICES

4.1	Consolidated Balance Sheet
As at 31 March 2009

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	13,361,468	16,295,585
Settlement reserve
Placements with banks and
other financial institutions
Held for trading financial assets	120,017	57,864
Bills receivable	293,148	722,285
Accounts receivable	2,808,550	1,313,039
Prepayments	1,567,586	1,058,238
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable
Dividend receivable
Other receivable	1,049,963	1,271,270
Purchases of resold financial assets
Inventories	17,994,561	19,876,015
Non-current assets due within one year	378,717	378,717
Other current assets	1,224,855	1,513,974
Total current assets	38,798,865	42,486,987

Non-current assets:
Loans and advances granted
Financial assets available for sale	30,312	38,714
Held-to-maturity investments
Long-term receivables
Long-term equity investments	759,890	806,659
Investment properties
Fixed assets	65,326,086	65,129,108
Construction in progress	20,904,080	20,535,478
Construction materials	358,672	313,686
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,276,220	2,334,694
Development expenses
Goodwill	2,362,736	2,362,735
Long-term deferred expenditures	185,748	192,429
Deferred income tax assets	974,505	698,504
Other non-current assets	628,228	628,525
Total non-current assets	93,806,477	93,040,532
Total assets	132,605,342	135,527,519

Current liabilities:
Short-term borrowings	15,976,946	14,188,202
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and other
financial institutions
Held-for-trading financial liabilities	134	114,047
Notes payable	1,104,799	418,010
Account payable	3,980,436	4,343,930
Payments received in advance	3,914,261	3,671,584
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	250,480	161,454
Taxes payable	186,715	251,819
Interest payable	152,836	149,306
Dividend payable	108,812	108,812
Other payable	5,048,332	6,354,549
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	3,202,894	3,329,935
Other current liabilities	3,345,563	5,359,180
Total current liabilities	37,272,208	38,450,828

Non-current liabilities:
Long-term borrowings	24,286,049	24,169,469
Debentures payable	12,207,120	11,963,083
Long-term payables	64,022	64,022
Special payables	19,600	14,500
Accrued liabilities
Deferred income tax liabilities	50,748	53,768
Other non-current liabilities	556,478	615,027
Total non-current liabilities	37,184,017	36,879,869
Total liabilities	74,456,225	75,330,697

Owner's equity:
Paid-up capital (share capital)	13,524,488	13,524,488
Capital reserve	13,324,781	13,323,896
Less: Treasury stock
Surplus reserve	5,834,761	5,832,445
General risk provision
Undistributed profit	20,596,688	22,488,006
Foreign currencies exchange
translation differences	-167,654	-170,353
Total shareholders' equity
attributable to the Company	53,113,064	54,998,482
Minority interests	5,036,053	5,198,340
Total owner's equity	58,149,117	60,196,822
Total liabilities and owners' equity	132,605,342	135,527,519

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Balance Sheet of the Company
As at 31 March 2009

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	6,415,217	7,030,857
Held for trading financial assets
Bills receivable	242,651	601,120
Accounts receivable	3,036,105	3,877,161
Prepayments	1,165,838	268,196
Interests receivable
Dividend receivable	141,651	141,651
Other receivable	1,542,607	2,556,318
Inventories	11,202,866	11,705,718
Non-current assets due within one year	28,000	28,000
Other current assets	734,176	742,625
Total current assets	24,509,111	26,951,646

Non-current assets:
Financial assets available for sale	7,000	7,000
Held-to-maturity investment
Long-term receivables
Long-term equity investments	11,375,302	11,432,171
Investment properties
Fixed assets	43,638,329	43,919,929
Construction in progress	11,355,818	11,031,467
Construction materials	293,974	242,650
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	843,704	852,206
Development expenses
Goodwill	2,330,946	2,330,945
Long-term deferred expenditures	90,583	94,615
Deferred income tax assets	642,834	350,336
Other non-current assets	196,000	196,000
Total non-current assets	70,774,490	70,457,319
Total assets	95,283,601	97,408,965

Current liabilities:
Short-term borrowings	5,014,000	4,537,000
Held-for-trading financial liabilities
Notes payable	351,800	33,000
Accounts payable	1,850,890	2,605,718
Payments received in advance	3,038,199	226,409
Staff remuneration payables	123,967	65,799
Taxes payable	152,330	167,628
Interests payable	0	149,306
Dividends payable
Other payable	3,380,353	4,056,455
Non-current liabilities due within one year	1,149,422	1,179,422
Other current liabilities	3,255,971	5,265,546
Total current liabilities	18,316,932	18,286,283

Non-current liabilities:
Long-term borrowings	11,804,382	12,760,382
Debentures payable	12,356,426	11,963,083
Long-term payables	64,022	64,022
Special payables	14,500	14,500
Accrued liabilities
Deferred income tax liabilities
Other non-current liabilities	41,192	100,208
Total non-current liabilities	24,280,522	24,902,195
Total liabilities	42,597,454	43,188,478

Owner's equity:
Paid-up capital (share capital)	13,524,488	13,524,488
Capital reserve	14,164,569	14,164,569
Less: Treasury stock
Surplus reserve	5,817,294	5,817,293
Undistributed profit	19,179,796	20,714,137
Foreign currencies exchange
translation difference
Total owner's equity	52,686,147	54,220,487
Total liabilities and owners' equity	95,283,601	97,408,965

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

4.2	Consolidated income statement
(January-March, 2009)

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

	Amount for	Amount for the
Items	the period	previous period

1.	Total operating revenue	13,942,682	18,437,278
	Including: operating revenue	13,942,682	18,437,278
	Interest income
	Premiums earned
	Handling charges and
	commission income

2.	Total cost of operations	16,463,835	16,213,747
	Including: operating cost	15,809,116	14,938,405
	Interest expenses
	Handling charges and
	commission expenses
	Returned premium
	Net expenditure for compensation payments
	Net provision for insurance deposits
	Policyholder dividend expenses
	Reinsurance costs
	Business tax and surcharges	41,647	89,082
	Selling expenses	243,086	307,923
	Administrative expenses	522,414	542,944
	Finance expenses	513,074	351,951
	Loss on assets impairment	-665,502	-16,558
Add:	Gains on fair value changes
	(loss stated with "-")	141,883	376
Investment income (loss stated with "-")	39,865	4,672
Including:	Investment income from associated
	companies and jointly controlled entities	-55,027	-134
	Foreign currency exchange gains
	(loss stated with "-")

3.	Operating profit (loss stated with "-")	-2,339,405	2,228,579
Add:	Non-operating income	51,216	76,172
Less:	Non-operating expenses	3,150	324,696
Including:	Net loss from disposal
	of non-current assets	27	34,657

4.	Total profit (loss stated with "-")	-2,291,339	1,980,055
Less:	Income tax expenses	-239,492	436,652

5.	Net profit (loss stated with "-")	-2,051,847	1,543,403
	Net profit attributable to the Company	-1,889,001	1,252,673
	Minority interests	-162,846	290,730

6.	Earnings per share:
(i)	Basic earnings per share	-0.1397	0.0926
(ii)	Diluted earnings per share	-0.1397	0.0926

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Income statement of the Company
(January-March, 2009)

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

			Amount for the
			corresponding
		Amount for	period of the
Items		the period	previous year

1.	Operating revenue	5,997,483	10,316,290
Less:	operating costs	7,377,540	8,384,855
Business tax and surcharges	22,438	62,816
Selling expenses	144,274	170,355
Administrative expenses	347,799	344,944
Finance expenses	282,693	107,476
Loss on assets impairment	-361,814	-1,501
Add:	Gains on fair value changes
	(loss stated with "-")
	Investment income
	(loss stated with "-")	-45,623	122,169
Including:	Investment income from
	associated companies and
	jointly controlled entities	-56,869	118,211

2.	Operating profit (loss stated with "-")	-1,861,070	1,369,514
Add:	Non-operating income	35,876	60,482
Less:	Non-operating expenses	1,362	283,759
Including:	Net loss from disposal of
non-current assets
3.	Total profit (loss stated with "-")	-1,826,556	1,146,237
Less:	Income tax expenses	-292,216	263,823

4.	Net profit (loss stated with "-")	-1,534,340	882,414

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

4.3	Consolidated Cash Flow Statement
January-March 2009

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

		Amount for the
		corresponding
		Amount for	period of the
Items		the period	previous year

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	19,207,428	29,421,611
	Net increase in deposits from customers and
	placements from banks and other
	financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from other
	financial institutions
	Cash received from premiums of original
	insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from policyholders
	and investments
	Net increase in disposal of held-for-trading
	financial assets
	Cash received from interest, handling
	charges and commissions
	Net increase in capital due to banks and
	other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	0	17,291
	Other cash received relating to operating activities	84,072	367,186
	Sub-total of cash inflow from operating activities	19,291,500	29,806,088
	Cash paid for purchase of goods and receipt of services	17,763,368	27,298,152
	Net increase in loans and advances to customers
	Net increase in placements with central bank and
	other financial institutions
	Cash paid for claims on original insurance contracts
	Cash payment for interest, handling charges
	and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	508,799	618,187
	Taxes and surcharges paid	960,020	1,652,814
	Other cash paid relating to operating activities	105,260	837,824
	Sub-total of cash outflow from operating activities	19,337,447	30,406,977
	Net cash flow from operating activities	-45,947	-600,889

2.	Cash flows from investment activities
	Cash received from disposal of investments	0	9,872
	Cash received from returns on investments	1,842	4,733
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	528	2,720
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to investment activities	137,662	52,369
	Sub-total of cash inflow from investment activities	140,032	69,694
	Cash paid to acquire fixed assets, intangible assets
	and other long-term assets	2,399,607	4,535,596
	Cash paid for investment	0	354,068
	Net increase in pledged loans
	Net cash paid for acquisition of subsidiaries
	and other operating entities	75,096	0
	Other cash paid relating to investment activities	4,277	8,210
	Sub-total of cash outflow from investment activities	2,478,980	4,897,874
	Net cash flows from investment activities	-2,338,948	-4,828,180

3.	Cash flow from financing activities:
	Proceeds received from investments	0	555,444
Including:	Proceeds received by subsidiaries from
	minority shareholders' investment	0	555,444
	Cash received from borrowings	10,734,021	8,822,650
	Cash received from issue of debentures	0	3,011,038
	Other cash received relating to
	financing activities	0	6,493
	Sub-total of cash inflow from
	financing activities	10,734,021	12,395,625
	Cash paid for repayment	10,905,538	2,312,792
	Cash paid for dividend and profit
	distribution or interest repayment	338,747	581,790
Including:	Dividend and profit paid by subsidiaries
	to minority shareholders	-1	46,435
	Other cash paid relating to
	financing activities	38,959	227,735
	Sub-total of cash outflow from
	financing activities	11,283,244	3,122,317
	Net cash flows from financing activities	-549,223	9,273,308

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate

5.	Net increase in cash and cash equivalents	-2,934,118	3,844,239
Add:	Balance of cash and cash equivalents
	at the beginning of the period	15,982,130	7,802,907

6.	Balance of cash and cash equivalents
	at the end of the period	13,048,012	11,647,146

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Cash Flow Statement of the Company
January-March 2009

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

		Amount for the
		corresponding
		Amount for	period of the
Items		the period	previous year

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	10,888,613	11,808,075
	Refund of tax and levies received
	Other cash received relating to operating activities	58,377	61,082
	Sub-total of cash inflow from operating activities	10,946,990	11,869,157
	Cash paid for purchase of goods and receipt of services	7,198,424	9,792,604
	Cash paid to and on behalf of employees	664,475	445,800
	Taxes and surcharges paid	242,583	874,524
	Other cash paid relating to operating activities	424,260	598,052
	Sub-total of cash outflow from operating activities	8,529,742	11,710,980
	Net cash flow from operating activities	2,417,248	158,177

2.	Cash flows from investment activities:
	Cash received from disposal of investments	0	90,000
	Cash received from returns on investments	11,246	54,742
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	110,085	44,884
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to investment activities	1,065,737	2,922,453
	Sub-total of cash inflow from investment activities	1,187,068	3,112,079
	Cash paid to acquire fixed assets, intangible assets
	and other long-term assets	1,439,784	4,580,901
	Cash paid for investment	0	1,160,844
	Net cash paid for acquisition of subsidiaries and
	other operating entities	69,356	0
	Other cash paid relating to investment activities
	Sub-total of cash outflow from investment activities	1,509,140	5,741,745
	Net cash flows from investment activities	-322,072	-2,629,666

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	4,930,000	3,451,000
	Other cash received relating to financing activities	0	2,015,038
	Sub-total of cash inflow from financing activities	4,930,000	5,466,038
	Cash paid for repayment	5,409,000	65,000
	Cash paid for dividend and profit distribution or
	interest repayment	2,199,817	327,206
	Other cash paid relating to financing activities	32,000	0
	Sub-total of cash outflow from financing activities	7,640,817	392,206
	Net cash flows from financing activities	-2,710,817	5,073,832

4.	Effect on cash and cash equivalents due to change
	in foreign currency exchange rate

5.	Net increase in cash and cash equivalents	-615,641	2,602,343
Add:	Balance of cash and cash equivalents
	at the beginning of the period	7,030,857	5,121,705

6.	Balance of cash and cash equivalents
	at the end of the period	6,415,216	7,724,048

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

By order of the Board
Aluminum Corporation of China Limited*
Luo Jianchuan
Executive Director

Beijing, the PRC
30 April 2009

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary